SECURITIES AND EXCHANGE COMMISSION


                             Washington, D.C. 20549

                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*



                         CB Richard Ellis Services, Inc.
                 -----------------------------------------------
                                (Name of Issuer)


                                  Common Stock
                     --------------------------------------
                         (Title of Class of Securities)


                                    12479F103
                            -----------------------
                                 (CUSIP Number)

         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 12479F103                   13G                            Page 2 of 6

 1)      Names of Reporting Persons S.S. or I.R.S.  Identification Nos. of Above
         Persons

                   Kajima U.S.A. Inc. (I.R.S. Identification No.: 13-3381982) Kajima Corporation (Please refer to Exhibit A)

 2)      Check  the  Appropriate  Box  if  a  Member  of a  Group  (See
         Instructions)
         (a) X (Please refer to Exhibit A)
         (b)

 3)      SEC Use Only

 4)      Citizenship or Place of Organization

                   Delaware corporation

 Number            5)      Sole Voting Power                              0
  of
 Shares
 Beneficially      6)      Shared Voting Power                            0
 Owned
 By
 Each              7)      Sole Dispositive Power                         0
 Reporting
 Person
 With              8)      Shared Dispositive Power                       0

 9)      Aggregate Amount Beneficially Owned by Each Reporting Person     0

 10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

 11)     Percent of Class Represented by Amount in Row 9                  0%

 12)     Type of Reporting Person (See Instructions)                      CO

CUSIP No. 12479F103                   13G                            Page 3 of 6

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

         This statement is being filed to report the fact that the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities.

CUSIP No. 12479F103                   13G                            Page 4 of 6

SIGNATURE.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:   February 12, 1999

Kajima U.S.A. Inc.


By: /s/ YOSHITAKA MIZUNAKA
   --------------------------------
     Name:  Yoshitaka Mizunaka
     Title: Treasurer

Kajima Corporation

By: /s/ TOMOYA KAMIMURA
   --------------------------------
    Name:  Tomoya Kamimura
    Title: Executive Vice President

CUSIP No. 12479F103                   13G                            Page 5 of 6

                                    EXHIBIT A

         Kajima Corporation owns 100% of the outstanding shares of capital stock of Kajima U.S.A. Inc., and as such is the beneficial owner of the Series A-1 Preferred Stock of the Issuer (formerly known as CB Commercial Real Estate Services Group, Inc.) previously owned of record by Kajima U.S.A. Inc. and the Common Stock into which the Series A-1 Preferred Stock may be converted. Kajima Corporation also owns 50% of the outstanding shares of capital stock of Kasen Development, Inc., a Japanese corporation with a principal place of business at 6-3-2 Toyo, Koto-ku, Tokyo, Japan 135. Kasen Development, Inc. owned 1,000,000 shares of Series A-3 Preferred Stock of the Issuer which are also convertible into Common Stock of the Issuer upon the same terms and conditions as the Series A-1 Preferred Stock. Kajima Corporation has also filed a separate amendment to
Schedule 13G jointly with Kasen Development, Inc. with respect to the Series A-3 Preferred Stock and the options owned of record by Kasen Development, Inc. on the date hereof.

         This Schedule 13G is filed on behalf of Kajima Corporation and Kajima U.S.A. Inc. (please see Exhibit B attached hereto).

CUSIP No. 12479F103                   13G                            Page 6 of 6

                                    EXHIBIT B

                            AGREEMENT RE JOINT FILING

         Each of the undersigned hereby agrees, as required pursuant to Rule 13d-1(f)(1)(iii) under the Securities Exchange Act of 1934, that this Schedule 13G is to be filed on behalf of each such party. This Agreement may be executed in separate counterparts, each of which when so executed and delivered shall be deemed an original, but all such counterparts together shall constitute but one and the same instrument.


                                          KAJIMA U.S.A. INC.


                                          By: /s/ YOSHITAKA MIZUNAKA
                                             -------------------------------
                                              Name:  Yoshitaka Mizunaka
                                              Title: Treasurer


                                          KAJIMA CORPORATION


                                          By: /s/  TOMOYA KAMIMURA
                                             -------------------------------
                                              Name:  Tomoya Kamimura
                          s                   Title: Executive Vice President